UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 7, 2007

Commission File Number: 001-32945

WNS (Holdings) Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Jersey, Channel Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Gate 4, Godrej & Boyce Complex Pirojshanagar, Vikhroli (W) Mumbai 400 079, India +91-22-6797-6100
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events

On August 7, 2007, the board of directors of WNS (Holdings) Limited (the
“Company”) adopted an amendment to the Company’s 2006 Incentive Award Plan to eliminate the provision providing for fixed grants of options to the directors of the Company. The number of awards to be granted to independent directors will instead be determined by the board of directors or the compensation committee thereof in accordance with the terms of the 2006
Incentive Award Plan, as amended. A copy of the amendment to the 2006 Incentive
Award Plan is attached hereto as Exhibit 99.1.

Exhibits

99.1     Amendment to the 2006 Incentive Award Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WNS (Holdings) Limited

Date: 7th August, 2007	By:	Zubin Dubash
	Name:	Zubin Dubash
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Amendement to WNS 2006 Incentive plan